Cecilia Blye Chief, Office of Global Security Risk Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549	SAP SE Dietmar-Hopp-Allee 16 69190 Walldorf Deutschland T +49 6227 7-47474 F +49 6227 7-57575 www.sap.com

Date: September 26, 2017

Re:	SAP SE
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 1-14251

Dear Ms. Blye,

Reference is made to the comments of the staff of the Division of Corporation Finance, Office of Global Security Risk, (the Staff) of the Securities and Exchange Commission (the Commission) dated September 20, 2017 relating to SAP SE’s Form 20-F for the fiscal year ended December 31, 2016 filed February 28, 2017. SAP hereby requests additional time to respond to such comments. SAP hereby informs the Staff that SAP intends to respond to the Staff’s comments by October 17, 2017.

If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-47276 or Wendy Boufford at 650-845-5791.

Very truly yours,

/s/ Jochen Scholten

Jochen Scholten

General Counsel

SAP SE